

December 30, 2013

Via E-mail
Kevin P. Riley
Chief Financial Officer
First Interstate Bancsystem, Inc.
401 North 31st Street
Billings, Montana 59116

    Re: **First Interstate Bancsystem, Inc.**
            Form 10-K for Fiscal Period Ended December 31, 2012
            Filed March 1, 2013
            Form 10-Q for the Period Ended September 30, 2013
            Filed October 31, 2013
            File No. 001-34653

Dear Mr. Riley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q filed for the Period Ended September 30, 2013

Consolidated Statements of Cash Flows, page 7

1. Please revise, in future filings, to disclose the origination and proceeds from sales of loans held for sale separately within operating activities in the statement of cash flows for each period presented.

Note 3. Loans

2. Please revise, in future filings, to provide a rollforward of troubled debt restructurings for each of the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Trends and Developments – Asset Quality, page 32

3. Please address the reasons for adjusting prior period balances and ratios to no longer reflect as nonperforming loans, accruing loans in modified as troubled debt restructurings. Please also tell us why you decided to exclude accruing loans modified in trouble debt restructurings from your non-performing loans effective January 1, 2013.

Results of Operations – Noninterest Income, page 39

4. Please revise, in future filings, to disclose the dollar amount of both mortgage loan originations and subsequent sales which occurred during the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief